SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

G58 08F 102

(CUSIP Number)

Kind United Holdings Limited

Cheng Chung Hing, Ricky

Leung Moon Lam

c/o Man Sang International (B.V.I.) Limited

Suite 2208, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(852) 2317 9888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 22, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G58 08F 102
1.	NAME OF REPORTING PERSONS Kind United Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,338,104(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 37,338,104(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,338,104(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.5%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Kind United Holdings Limited holds directly 37,338,104 ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of the Issuer. Mr. Cheng Chung Hing, Ricky, owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Limited. Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam may be deemed to be the beneficial owners and to share the voting and dispositive power of the 37,338,104 Ordinary Shares of the Issuer held by Kind United Holdings Limited.
(2)	Percentage of class calculated based on an aggregate of 63,825,816 Ordinary Shares of the Issuer issued and outstanding, which is comprised of 6,382,582 Ordinary Shares of the Issuer outstanding as of February 19, 2010, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated February 26, 2010 and filed with the Securities and Exchange Commission (“SEC”) on March 1, 2010 (the “February Form 6-K”), plus 57,443,234 Ordinary Shares of the Issuer issued to certain persons pursuant to a merger of a wholly-owned subsidiary of the Issuer with and into China Metro-Rural Limited that occurred on March 22, 2010, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, dated March 23, 2010 and filed with the SEC on March 24, 2010 (the “March Form 6-K”).

CUSIP No.: G58 08F 102
1.	NAME OF REPORTING PERSONS Cheng Chung Hing, Ricky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 40,775,605(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 40,775,605(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,775,605(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%(3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kind United Holdings Limited holds directly 37,338,104 Ordinary Shares of the Issuer. Mr. Cheng Chung Hing, Ricky, owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Limited. Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam may be deemed to be the beneficial owners and to share the voting and dispositive power of the 37,338,104 Ordinary Shares of the Issuer held by Kind United Holdings Limited.

(2)	Cafoong Limited owns directly 1,697,344 Ordinary Shares of the Issuer and owns indirectly 1,740,157 Ordinary Shares of the Issuer held by certain British Virgin Islands companies of which Cafoong Limited holds all of the issued and outstanding shares. Because Mr. Cheng Chung Hing, Ricky, owns 60% of all issued and outstanding ordinary shares and is a director of Cafoong Limited, he may be deemed to be the beneficial owner and to share the voting and dispositive power of 3,437,501 Ordinary Shares of the Issuer held by Cafoong Limited.
(3)	Percentage of class calculated based on an aggregate of 63,825,816 Ordinary Shares of the Issuer issued and outstanding, which is comprised of 6,382,582 Ordinary Shares of the Issuer outstanding as of February 19, 2010, as reported in the February Form 6-K, plus 57,443,234 Ordinary Shares of the Issuer issued to certain persons pursuant to a merger of a wholly-owned subsidiary of the Issuer with and into China Metro-Rural Limited that occurred on March 22, 2010, as reported in the March Form 6-K.

CUSIP No.: G58 08F 102
1.	NAME OF REPORTING PERSONS Leung Moon Lam
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 37,338,104(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 37,338,104(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,338,104(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.5%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kind United Holdings Limited holds directly 37,338,104 Ordinary Shares of the Issuer. Mr. Cheng Chung Hing, Ricky, owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Limited. Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam may be deemed to be the beneficial owners and to share the voting and dispositive power of the 37,338,104 Ordinary Shares of the Issuer held by Kind United Holdings Limited.

(2)	Percentage of class calculated based on an aggregate of 63,825,816 Ordinary Shares of the Issuer issued and outstanding, which is comprised of 6,382,582 Ordinary Shares of the Issuer outstanding as of February 19, 2010, as reported in the February Form 6-K, plus 57,443,234 Ordinary Shares of the Issuer issued to certain persons pursuant to a merger of a wholly-owned subsidiary of the Issuer with and into China Metro-Rural Limited that occurred on March 22, 2010, as reported in the March Form 6-K.

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of Man Sang International (B.V.I.) Limited, a British Virgin Islands company (the “Issuer”). The principal executive offices of the Issuer are located at Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Kind United Holdings Limited, a British Virgin Islands company (“Kind United”), Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam (together with Kind United and Mr. Cheng Chung Hing, Ricky, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Kind United Holdings Limited

Kind United is a British Virgin Islands company whose sole business is to hold ordinary shares of the Issuer. The business address of Kind United is Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Information relating to the directors and executive officers of Kind United is set forth on Schedule A hereto which is incorporated herein by reference.

Mr. Cheng Chung Hing, Ricky

The principal occupation of Mr. Cheng Chung Hing, Ricky, is the Chairman of the Board and President of the Issuer. The business address of Mr. Cheng Chung Hing, Ricky, is c/o Man Sang International (B.V.I.) Limited, Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Mr. Cheng Chung Hing, Ricky, is a Hong Kong permanent resident. Mr. Cheng Chung Hing, Ricky, is also a member of the board of directors of Kind United and owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United. In addition, he is the Chairman of the Board of Cafoong Limited and owns 60% of all issued and outstanding ordinary shares of Cafoong Limited, and therefore may also be deemed to be the beneficial owner and to share the voting and dispositive power of the 3,437,501 Ordinary Shares of the Issuer held directly and indirectly by Cafoong Limited.

Mr. Leung Moon Lam

The principal occupation of Mr. Leung Moon Lam is Director of China Metro-Rural Exchange Limited and Co-founder, Executive Director and Chief Executive Officer of China South City Holdings Limited. The business address of Mr. Leung Moon Lam is Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Mr. Leung Moon Lam is a Hong Kong permanent resident. Mr. Leung Moon Lam is also a director of Kind United and owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United.

(d) and (e). No Reporting Person nor, to the best knowledge of each Reporting Person, any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Merger, dated as of February 19, 2010, by and among the Issuer, China Metro-Rural Exchange, a British Virgin Islands company (“China Metro”), Creative Gains Limited, a British Virgin Islands company and wholly owned subsidiary of the Issuer (“Creative Gains”), and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro, on March 22, 2010, Creative Gains was merged with and into China Metro, the separate company existence of Creative Gains ceased and China Metro became a wholly owned subsidiary of MSBVI (the “Merger”). As of immediately prior to the effective time of the Merger, Kind United held 65 ordinary shares of China Metro (representing 65% of all of the issued and outstanding ordinary shares of China Metro). Upon the effective time of the Merger, each outstanding ordinary share of China Metro was converted into the right to receive the number of the Issuer’s Ordinary Shares equal to 57,443,238 divided by the total number of ordinary shares of China Metro outstanding as of immediately prior to the Merger, rounded down to the nearest whole share after combining any fractional interests of such holder into as many whole shares as is possible. Cash was paid for fractional shares. Accordingly, upon the effective time of the Merger, the ordinary shares of China Metro held by Kind United were converted into an aggregate of 37,338,104 Ordinary Shares of the Issuer.

ITEM 4.	Purpose of Transaction.

The Ordinary Shares of the Issuer covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons may from time to time acquire additional Ordinary Shares of the Issuer in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, to the Issuer’s business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their Ordinary Shares of the Issuer in the open market or in privately negotiated transactions subject to the restrictions referred to in Item 6.

Except as set forth above in the immediately preceding paragraph, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Kind United owns directly 37,338,104 Ordinary Shares of the Issuer, representing approximately 58.5% of all of the issued and outstanding Ordinary Shares of the Issuer.

Mr. Cheng Chung Hing, Ricky, is a member of the board of directors of Kind United and owns approximately 64% of an entity that holds approximately 72% of the outstanding shares of Kind United, and therefore may also be deemed to own beneficially such Ordinary Shares of the Issuer owned, directly or indirectly, by Kind United. Mr. Cheng Chung Hing, Ricky, is also the Chairman of the Board and President of Cafoong Limited and a direct holder of 60% of all of the issued and outstanding capital stock of Cafoong Limited. Cafoong Limited owns directly 1,697,344 Ordinary Shares of the Issuer and owns indirectly 1,740,157 Ordinary Shares of the Issuer held by certain

British Virgin Islands companies of which Cafoong Limited holds all of the issued and outstanding shares. Because Mr. Cheng Chung Hing, Ricky, owns 60% of all issued and outstanding ordinary shares and is a director of Cafoong Limited, he may be deemed to be the beneficial owner and to share the voting and dispositive power of 3,437,501 Ordinary Shares of the Issuer held by Cafoong Limited. As of the date hereof, Cafoong Limited also owns directly 100,000 non-convertible preferred shares, par value US$0.001 per share, of the Issuer.

Mr. Leung Moon Lam is a member of the board of directors of Kind United and owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United, and therefore may also be deemed to own beneficially such Ordinary Shares of the Issuer owned, directly or indirectly, by Kind United.

(b) Kind United Holdings Limited:

(1) Sole Voting Power: 37,338,104

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 37,338,104

(4) Shared Dispositive Power: 0

Cheng Chung Hing, Ricky:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 40,775,605

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 40,775,605

Leung Moon Lam:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 37,338,104

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 37,338,104

(c) The information in Item 3 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated March 24, 2010, between Kind United Holdings Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2010	KIND UNITED HOLDINGS LIMITED

/s/ Cheng Chung Hing, Ricky
Name: Cheng Chung Hing, Ricky
Title: Chairman

Dated: March 24, 2010	CHENG CHUNG HING, RICKY

/s/ Cheng Chung Hing, Ricky

Dated: March 24, 2010	LEUNG MOON LAM

/s/ Leung Moon Lam

SCHEDULE A

SCHEDULE A

Directors and Executive Officers of Kind United Holdings Limited

Name	Business Address	Present Principal Occupation or Employment
Cheng Chung Hing, Ricky	c/o Man Sang International (B.V.I.) Limited Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Chairman of the Board and President of Man Sang International (B.V.I.) Limited and Director of China Metro-Rural Exchange Limited; Co-Founder, Co-Chairman and Executive Director of China South City Holdings Limited

Leung Moon Lam	c/o Man Sang International (B.V.I.) Limited Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Director of China Metro-Rural Exchange Limited; Co-Founder, Executive Director and Chief Executive Officer of China South City Holdings Limited